Filed Pursuant to Rule 253(g)(2)
File No. 024-11057

RSE ARCHIVE, LLC

SUPPLEMENT NO. 1 DATED NOVEMBER 6, 2020

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 14

DATED OCTOBER 14, 2020

This Supplement No.1 dated November 6, 2020, supplements the Post-Qualification Offering Circular Amendment No. 14 of RSE Archive, LLC (the “Company”) dated October 14, 2020 which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on October 14, 2020 and qualified on October 28 2020, as may be further amended and supplemented  (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to update the disclosure in the Offering Circular with respect to a particular Series of the Company and such Series’ Underlying Asset.  As a result, the Asset Description and details contained in the Master Series Table with respect to “#00BRADY / Series 2000 Tom Brady Rookie Card” are replaced in their entirety with the information contained in this Supplement No. 1. Except as specifically set forth in this Supplement No. 1, the Offering Circular remains unchanged.

INTERESTS IN SERIES COVERED BY THIS SUPPLEMENT

Series / Series Name	Qualification Date	Underlying Asset	Agreement Type	Status	Opening Date	Closing Date	Offering Price per Interest	Minimum / Maximum Membership Interests	Minimum / Maximum Offering Size	Sourcing Fee	Trading Window
#00BRADY / 2000 Tom Brady Rookie Card	10/28/2020	2000 Playoff Contenders #144 Tom Brady Autograph Rookie Card graded BGS MINT 9	Upfront Purchase	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$12.00	3,000 / 3,750	$36,000 / $45,000	$8,327

DESCRIPTION OF SERIES 2000 TOM BRADY ROOKIE CARD

Investment Overview

•Upon completion of the Series #00BRADY Offering, Series #00BRADY will purchase a 2000 Playoff Contenders #144 Tom Brady Autograph Rookie Card graded BGS MINT 9 as the Underlying Asset for Series #00BRADY (The “Series 2000 Tom Brady Rookie Card” or the “Underlying Asset” with respect to Series #00BRADY, as applicable), the specifications of which are set forth below.

•Originally owned by Donruss Playoff L.P, Playoff Contenders trading cards were introduced in 1993. In 1998, the company introduced Contenders Rookie Ticket Autographs, which became one of the most popular rookie card lines in the football trading card industry. When Panini Group purchased Donruss in 2009, they continued to use the Playoff brand through 2011 before rebranding it to Panini Contenders in 2012.

•Tom Brady is an active NFL quarterback that currently plays for the Tampa Bay Buccaneers. Brady spent the first 20 years of his career with the New England Patriots, where he played in nine Super Bowls. Brady is a six-time Super Bowl Champion, four-time Super Bowl MVP, three-time NFL MVP, and fourteen-time Pro-Bowler.

•The Underlying Asset is a 2000 Playoff Contenders #144 Tom Brady AU Rookie Card graded BGS MINT 9.

Asset Description

Overview & Authentication

•Tom Brady was born in 1977 in San Mateo, California. After graduating from Junipero Serra High School in 1995, Brady enrolled at the University of Michigan where he did not get significant playing time until his junior year.

•During his junior season at Michigan, Brady served as the Wolverine’s starting Quarterback and threw 350 passes for 2,636 yards. In his senior season, Brady led the Wolverines to an Orange Bowl victory.

•Tom Brady was drafted 199th overall in the 6th round of the 2000 NFL Draft by the New England Patriots.

•As an NFL rookie for the New England Patriots, Brady served as a backup quarterback to Drew Bledsoe.

•After Drew Bledsoe sustained an injury during the 2001 season, Tom Brady was promoted to starting quarterback. With Brady at QB, the Patriots went 11-3 in the remaining 14 games of the season and won the Super Bowl over the St. Louis Rams, for which Brady was awarded Super Bowl MVP.

•Over the course of his ongoing career, Tom Brady has played in 9 Super Bowls with the New England Patriots, of which he has won 6: XXXVI, XXXVIII, XXXIX, XLIX, LI, LIII.

•In March 2020, after 20 seasons with the team that drafted him, Tom Brady was traded by the New England Patriots to the Tampa Bay Buccaneers.

•Tom Brady had 13 different autograph cards printed for the 2000 season, but the 2000 Playoff Contenders #144 Tom Brady Autograph card is Brady’s only recognized rookie autograph card.

•The 2000 Playoff Contenders football card set was comprised of 200 cards, each measuring 2-1/2” x 3-1/2”.

•The 2000 Playoff Contenders set included 200 cards: base cards numbered 1-100, NFL Rookie Ticket Autograph Cards numbered 101-150, NFL Europe Rookie Ticket Autographed Cards numbered 151-190, and 10 NFL Playoff Ticket Veteran Autographed Cards numbered 191-200.

•Signed cards included in the 2000 Playoff Contenders set featured an embossed “Playoff Authentic Signature” stamping on the front of the card and a gold-foil ticket design along the right side.

•The Underlying Asset has been authenticated by Beckett Grading Services (BGS) and issued a grade of BGS MINT 9 with certification number #0007694573.

Notable Features

•The Underlying Asset’s BGS condition report consists of the following grades: Centering: 9.5; Corners: 8.5; Edges: 9; Surface: 9.5.

•Tom Brady’s autograph on the Underlying Asset’s received a perfect grade of 10 from Beckett.

•The Underlying Asset features Tom Brady’s signature in black marker over the colored picture.

•The Underlying Asset is one of two-hundred forty-seven 2000 Playoff Contenders #144 Tom Brady AU Rookie cards graded MINT 9 by BGS, with only 15 BGS-graded examples in higher condition.

•The front of the Underlying Asset features a photograph of Tom Brady wearing a #12 New England Patriots jersey in his throwing position.

•The front of the Underlying Asset features a gold foil “ROOKIE TICKET”, with a Patriots helmet, the team name, “Tom Brady,” the player’s position, “QB,” number, “12,” and year, “R”.

•The front of the Underlying Asset features an embossed “Playoff Authentic Signature” stamping on the front of the card and a gold-foil ticket design along the right side.

•The Underlying Asset is encased in a protective holder with the authentication label from BGS across the top of the protective case.

Notable Defects

•The Underlying Asset shows signs of wear consistent with its condition grade from BGS.

Details

Series 2000 Tom Brady Rookie Card
Sport	Football
Professional League	NFL
Player / Number	Tom Brady / 12
Team	New England Patriots
Year / Season	2000
Memorabilia Type	Trading Card
Manufacturer	Donruss Playoff L.P.
Issue	Playoff Contenders
Variant	NFL Rookie Ticket Autograph
Rarity	1 of 247 (BGS MINT 9)
Number in Set	144
Autograph	“Tom Brady”
Authentication	Beckett Grading Services (BGS)
Grade	MINT 9
Certification No.	0007694573

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 2000 Tom Brady Rookie Card going forward.